ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British  Columbia V6E 4G1

Telephone: (604) 688-8656 Facsimile: (604) 688-8654

Website: www.accelrate.com

APS – 48	August 17, 2005
TSX.V Symbol: APS
FOR IMMEDIATE RELEASE	Frankfurt (Germany) Symbol: KCG

ACCELRATE™ SC “HIGH-SPEED” BATTERY CHARGERS RECEIVE

UL CERTIFICATION – SHIPPING OF INITIAL PRODUCT BEGINS

Vancouver, B.C, August 17, 2005 – AccelRate Power Systems, the technology leader in “high-speed” battery chargers, announced today that it has received Underwriters Laboratory (UL) certification for AccelRate SC180 Ah and SC260 Ah battery chargers designed for the industrial materials handling market. The coveted UL- mark indicates compliance with rigorous industry safety standards and certifies that UL has thoroughly evaluated a product and found it to comply with all of its applicable safety and operational requirements.

With receipt of UL certification, AccelRate’s high-speed battery charger products are now being shipped from the Company’s product manufacturer and license partner, Hawker Powersource, to AccelRate’s North American distributors for demonstration and sale to end-use customers. Industrial operations will now be able to witness the world’s most advanced “high-speed” battery charger that will revolutionize the way the material handling community operates. Revenue from this shipment will be reflected in AccelRate’s third quarter results.

AccelRate’s SC battery chargers are a technologically advanced product that can return a discharged lead-acid battery to a full state-of-charge in two hours – five times faster than conventional technology; prevent damage to battery through improved heat management; automatically detect and adjust to battery voltage, capacity, condition and state-of-charge; adapt to battery inventories regardless of age; and, provide reduced energy use and capital equipment costs.

"As a company, this is our most significant milestone to date as we can now begin to deliver product to our dealers for sale to end-use customers,” said Reimar Koch, AccelRate President and CEO.  “We are even more pleased with our partner, Hawker Powersource, who has shipped
UL-approved battery charger products incorporating AccelRate technology within 130 days of signing our license agreement. These aggressive timelines are indicative of Hawker’s vision, commitment and desire to provide the world’s most advanced products for their customers, as well as the ease of integrating AccelRate technology into a manufacturer’s battery charger product. AccelRate’s commitment to the industry is to set a new standard in battery chargers.”

About Underwriters Laboratories Inc.
Underwriters Laboratories Inc. (UL) is an independent, not-for-profit product-safety testing and certification organization. Since the company’s founding in 1894, they have held the undisputed reputation as a leader in product-safety testing and certification within the United States. Building on their household name in the United States, UL is becoming one of the most recognized, reputable conformity assessment providers in the world. To learn more about the UL certification program, visit www.ul.com.

About AccelRate
AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange (symbol KCG).

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Debby Harris

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.